

"The greatest crime in the world is to not develop your potential. When you do what you do best, you are helping not only yourself, but the world."

ROGER WILLIAMS, FOUNDER OF RHODE ISLAND



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Paul Allen · 2nd in

Ancestry.com founder, CEO Soar.com — "Uplift Humanity"

Provo, Utah · 500+ connections · **Contact info**

soar.com

Brigham Young University

Highlights



7 mutual connections
You and Paul both know Terry Anderton, Faris Khalifeh, and 5 others

About

Human beings are the greatest of all creations. You and I are blessed to be on our journey through life on this beautiful planet.

We don't get to choose everything, but we do get to choose how we will respond to everything life throws at us -- or offers to us.

To maximize our time on the earth, we need to understand our identity--who we are and why we are here.

Alex Haley, author of Roots, said that in each of us there is a "deep hunger, marrow deep, to discover our heritage, to know who we are and where we came from."

Ancestry.com was founded in 1997 so more people could discover their family stories. Much of our identity and resilience comes from deeply knowing and appreciating our ancestors--and what they did to get us here.

Another part of our individual identity is our natural talents.

Gallup invited me to lead the global strengths movement for nearly 5 years. I soaked up the teachings of Dr. Don Clifton, the father of strengths psychology and grandfather of positive psychology, and met great people who were taught and trained by him.

Today, Soar's mission is to unlock the potential of billions of human beings.

We plan to launch an AI-based personal recommendation engine to help you reach your full potential and make the best possible use of your time on earth.

You will personally train your AI to help you reach the outcomes you want in life.

By understanding your talents, your values, your beliefs, your goals--and the people in your life who help you most to grow and develop, it will help you utilize time wisely. It will connect you with amazing content, people, experiences and opportunities.

It will help you make time for family and friends, find a career that you love, find joy in meaningful service to others.

Don Clifton said there are enough human strengths to create a productive and harmonious world.

Let's find them and unleash them, in everyone.

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Articles & activity

32,199 followers

Highlights from the 2016 CliftonStrengths Summit:...

Paul Allen
Published on LinkedIn

You can sign up for next year at CliftonStrengthsSummit.com ...see more

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I'm curious..... Who cares more about diffusion of knowledge through real...

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Experience

CEO
soar.com
Oct 2017 – Present · 2 yrs 4 mos
Provo, Utah Area

If you are a coach who loves helping people identify, develop and use their natural talents, you should take a look at Soar.

Soar helps individuals and teams find the perfect coach for them. Tens of millions of people have taken assessments (such as StrengthsFinder 2.0) that help them find their positive traits, talents, and strengths, but few have a coach to help them fully unlock their potential. We believe that to be their absolute best, everybody needs a coach.

...see more

Global Strengths Evangelist
Gallup
Sep 2012 – May 2017 · 4 yrs 9 mos
Washington, DC

Don Clifton, the Father of Strengths Psychology, invented StrengthsFinder to help people discover their talents--their "naturally recurring patterns of thinking, feeling and behaving that can be productively applied."

...see more

FamilyLink
5 yrs 3 mos

Founder and Board Member
Oct 2010 – Mar 2012 · 1 yr 6 mos

FamilyLink offers family apps on Facebook. In 2009 our We're Related app had 80m total users and 20m Monthly Active Users, making it the 6th most popular Facebook app. The app helped you find relatives on Facebook and build a family tree. All the user growth was viral.

...see more

CEO
Jan 2007 – Oct 2010 · 3 yrs 10 mos

FamilyLink.com connects families. We build social networking tools for families and extended families and we help people build family trees. We are backed by angel and venture capital. We have aggregated nearly 4.5 billion names in family history records from 39 countries, and we have more than 32,000 active subscribers. Our Facebook apps and fan pages have ...see more

Ancestry
9 yrs 6 mos

○ **Shareholder**
Jul 1997 – Dec 2006 · 9 yrs 6 mos

○ **CEO, Co-Founder, VP Marketing, VP Corp Dev, VP Strategy, etc.**
Jul 1997 – Feb 2002 · 4 yrs 8 mos
Provo, Utah Area

Founded Ancestry.com and was first CEO. Wrote business plan, oversaw launch of original web site, aggregation of major databases and acquisition of content. Pioneered online genealogy subscription business model -- got the company to positive cash flow. Then recruited Curt Allen (brother) to become CEO and to lead the company's venture fundraising effort ...see more

 **Adjunct Faculty, Internet Marketing**
Brigham Young University
Aug 2005 – Nov 2006 · 1 yr 4 mos

I teach internet marketing (BusM 457) to more than 50 students. Our focus is hands-on experience with internet marketing. We cover pay-per-click marketing, search engine optimization, email marketing, affiliate marketing, web analytics, auctions, guerilla and viral marketing, online advertising, blogging, and user generated content strategies.   ...see more

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Education

 **Brigham Young University**
B.A., Russian
1983 – 1990

Also began masters program in Library Science at BYU, but dropped out to build first company.

Orem High School
Activities and Societies: Showed up for more high school yearbook club photos than anyone else. :)

Cascade Elementary

Not bad at kick ball, but dominated in foursquare

Skills & Endorsements

SEO · 99+

 Endorsed by Jim Ericson, who is highly skilled at this

 Endorsed by 2 of Paul's colleagues at Gallup

Online Advertising · 99+

 Endorsed by Marty M. Fahncke and 9 others who are highly skilled at this

 Endorsed by 6 of Paul's colleagues at Soar.com

Entrepreneurship · 99+

Endorsed by Paul Ahlstrom and 30 others who are highly skilled at this

 Endorsed by Ashley Artrip (mutual connection)

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Recommendations

Received (49)   Given (26)



Bart Gibby
Marketing Analytics
Manager at Young Living
Essential Oils
October 29, 2015, Bart
reported directly to Paul

Paul Allen is in fact the greatest professional mentor I have had in my life. I found every excuse I could to rub shoulders with Paul. He is a huge advocate of continual learning. Every book he has recommended to me has played pivotal roles in creating relationships with employers and advancing my care... **See more**



Mark Bonham
Experienced legal and
business executive
March 5, 2010, Mark worked
with Paul but at different
companies

As everyone will tell you, Paul has wonderful energy and enthusiasm. He's extremely creative, a cutting edge user of technology, and a terrific person to be around. He generates more good ideas than anyone can follow up on, so be prepared to choose the best ones!

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Accomplishments

1 Language ⌄
Russian

1 Patent ⌄
Systems and methods for displaying statistical information on a web page

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